

August 7, 2012

<u>Via Facsimile</u>
Yuxiang Wu
Chief Financial Officer
Yanzhou Coal Mining Company Limited
298 Fushan South Road
Zoucheng, Shandong Province
People's Republic of China

    Re: Yanzhou Coal Mining Company Limited
            Form 20-F for Fiscal Year Ended December 31, 2011
            Filed April 27, 2012
            File No. 001-14714

Dear Mr. Wu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Our Competitive Strengths page 28

1.   We note your disclosure of high quality resources totaling 5,318 million tonnes in this section of your filing. In addition, we note your disclosure of coal resources for your development projects on page 31 of your filing. Only proven or probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to paragraph (b)(5)(3) of Industry Guide 7. Please revise your filing accordingly.

2.   We note your disclosure of basic reserves of 81.7 million tonnes in this section of your filing. In addition, we note your disclosure of basic reserves for your Anyuan and Wenyu coal mines on page 65 of your filing. Only mineral reserves meeting the definitions

provided in paragraph (a) of Industry Guide 7 may be disclosed in filings with the United States Securities and Exchange Commission. Please revise your filing accordingly.

Property, Plant, and Equipment page 52

3.   For each of your mines with a mineral reserve, please disclose the material information associated with the economics of the particular reserve. This information should include the average sales price per tonne of saleable coal and the average cost per tonne of saleable coal.

4.   Please clarify if your Zhaolou recoverable reserves are reported net of coal preparation plant recovery.

5.   We note your disclosure of mineral reserves for your Cameby Downs and Premier properties in Australia. Please forward to our engineer, as supplemental information and not as part of your filing, your technical report or the information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7. This information should include:

- Acreage breakdown by owned, leased or other.

- Maps showing property, mine permit and reserve boundaries; including recent and historic production areas.

- Drill-hole maps showing drill intercepts.

- Justifications for the drill hole spacing used at various classification levels.

- General cross-sections that indicate the relationship between coal seams, geology, and topography.

- A detailed description of your procedures for estimating reserves.

- The specific criteria used to estimate reserves.

- An indication of how many years are left in your longest-term mining plan for each reserve block.

- Site-specific economic justification for the criteria you used to estimate reserves.

- Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections.

- Third party reviews of your reserves that were developed within the last three years.

- Any other information needed to establish legal, technical, and economic feasibility.

  To minimize the transfer of paper, if possible please provide the requested information on a CD formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call if he has questions about your reserves. In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal. If there are any questions concerning the above request, please call John Coleman, Mining Engineer at (202) 551-3610.

Financial Statements

Notes to the Consolidated Financial Statements

23. Intangible Assets, page F-57

6. We note your disclosure herein of a mining rights agreement with your parent company, Yankuang Group Corporation Limited, which provided for a fixed annual fee payable to your parent company for ten years starting in September 1997. This fee related to the transfer of 5 mines to you. After the 10 year period, such fee was subject to change. Please reconcile this disclosure with your disclosure on page 68 stating that you fulfilled this obligation in 2007 and had no further obligation to make payments and revise your disclosure in future filings as appropriate.

7. We note on page 69 that the Shandong State Council passed legislation in 2006 requiring you to pay mining right fees based on the valuation of the remaining reserves in the Xinglongzhuang, Baodian, Nantune, Dongtan and Jining II mines. We also note that in anticipation of detailed rules for such fees, in 2008, you made provisions of RMB5.0 per tonne of coal extracted to cover such fees. Please provide us with the following:

   - Considering detailed guidance of the fee does not appear to be available, tell us how you determined the RMB5.0 per tonne and why you believe such amount is appropriate.
   - Based on your disclosure it appears to us that the Shandong government is assessing such fee based on the remaining reserves (i.e. reserves in the ground) and you are accruing a fee based on the reserves extracted. Please reconcile this apparent inconsistency.
   - Tell us how you considered IAS 37 regarding such provision and the related disclosure requirements related to the uncertainty of the accuracy of such provision.
   - Tell us how you recorded such fee and your basis under IFRS.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining